RADA ELECTRONIC INDUSTRIES LTD.

7 Giborei Israel Street,

Netanya 4250407, Israel

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

RADA Electronic Industries Ltd. Shareholders:

We cordially invite you to an Extraordinary General Meeting of Shareholders, or the Meeting, to be held at 10:00 a.m. (Israel time) January 16, 2019 at our offices at 7 Giborei Israel Street, Netanya, Israel, for the following purposes:

(1)	To approve a private placement of 545,454 Ordinary Shares to DBSI Investments Ltd., an Israeli private investment firm and our principal shareholder, which will result in DBSI owning more than 25% of our outstanding shares.

(2)	To approve amendments to the terms of employment of Mr. Dov Sella, our Chief Executive Officer.

Shareholders of record at the close of business on December 7, 2018 are entitled to notice of and to vote at the Meeting. You can vote either by mailing in your proxy or in person by attending the Meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting. If you attend the Meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals, except that the approval of proposal 2 requires that the affirmative vote of the Ordinary Shares must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than two percent of the outstanding Ordinary Shares.

This notice is being sent to shareholders in accordance with the requirements of the Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000. The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israel Companies Law, 5759-1999, is December 19, 2018.

We will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders after the record date for the Meeting. Shareholders may also review the proxy statement on our company’s website at www.rada.com or at our principal executive offices at 7 Giborei Israel Street, Netanya, Israel, upon prior notice and during regular working hours (telephone number: +972- 9-8921111) until the Meeting date.

By Order of the Board of Directors,

Yossi Ben Shalom
Chairman of the Board of Directors

December 12, 2018

RADA ELECTRONIC INDUSTRIES LTD.

7 Giborei Israel Street,

Netanya 4250407, Israel

PROXY STATEMENT

2019 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADA Electronic Industries Ltd. to be voted at the Extraordinary General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of an Extraordinary General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on January 16, 2019 at our offices at 7 Giborei Israel Street, Netanya, Israel.

This Proxy Statement, the attached Notice of an Extraordinary General Meeting, and the enclosed proxy card are being mailed to shareholders on or about December 12, 2018.

Purpose of the 2019 Extraordinary General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters: (1) To approve a private placement of 545,454 Ordinary Shares to DBSI Investments Ltd., an Israeli private investment firm, and our principal shareholder, or DBSI, which will result in DBSI owning more than 25% of our outstanding shares; and (2) to approve amendments to the terms of employment of Mr. Dov Sella, our Chief Executive Officer.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR all the proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our Ordinary Shares, as of the close of business on December 7, 2018, are entitled to notice of, and to vote in person or by proxy, at the Meeting. As of December 7, 2018, the record date for determination of shareholders entitled to vote at the Meeting, there were 37,516,891 outstanding Ordinary Shares.

●	Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

●	Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting. If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of two shareholders holding or representing, in the aggregate, at least one third of our company’s voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting, unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. If within half an hour from the time designated for the adjourned Meeting a quorum is not present, two shareholders present in person or by proxy will constitute a quorum. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This would occur when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each Ordinary Share entitles the holder to one vote upon each of the matters to be presented at the Meeting. For both proposals mentioned above, an affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals.

In addition, for the approval of proposal (2), it is required that the affirmative vote of the Ordinary Shares must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal, must not represent more than two percent of the outstanding Ordinary Shares.

Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares. The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing. Under the Israeli Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

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In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting Results of the Meeting

We will publish the final results of the matters voted on at the Meeting in a Form 6-K filed with the SEC promptly following the Meeting. You may obtain a copy of the Form 6-K through either of the following means:

●	reviewing our corporate news and SEC filings at: http://www.rada.com/corp/news.html.

●	reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov.

Securities Ownership by Certain Beneficial Owners and Management

The following table sets forth certain information as of December 7, 2018 regarding the beneficial ownership by (i) all shareholders known to us, to own beneficially more than 5% of our outstanding Ordinary Shares, (ii) each director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership

DBSI Investments Ltd. (2) (3)	9,001,634	23.99%
Dov Sella(4)	375,000	1%
Oleg Kiperman(5)	82,588	(*	)
Avi Israel(6)	50,000	(*	)
Gil Schwartz(7)	9,375	(*	)
Ronen Ofek(8)	25,000	(*	)
Ronit Bar(9)	6,250	(*	)
All directors and executive officers as a group (13 persons)	548,213	1.4%

*	Less than 1%

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(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options and notes currently exercisable or convertible or exercisable or convertible within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them. Based on 37,516,891 outstanding Ordinary Shares.

(2)	As reported by DBSI in its latest Schedule 13D/A, dated January 22, 2018, it is currently the beneficial owner of 9,001,634 Ordinary Shares, constituting 23.99% of our issued and outstanding Ordinary Shares.

(3)	Mr. Yossi Ben Shalom and Mr. Barak Dotan, by virtue of their relationship with and indirect interests in DBSI, may be deemed to control DBSI and consequently share the beneficial ownership of the 9,001,634 Ordinary Shares of the company beneficially owned by DBSI, including the right to jointly direct the voting of, and disposition of, such shares. Mr. Barak Dotan holds his shares of DBSI through his control of B.R.Y.N. Investments Ltd., or BRYN. Mr. Barak Dotan controls BRYN pursuant to the terms of a power of attorney granted to him by Mr. Boaz Dotan and Mrs. Varda Dotan (collectively referred to as the Dotans). Pursuant to the power of attorney, Barak Dotan is entitled to take all actions to which the Dotans would be entitled by virtue of their shareholdings in BRYN, with the exception of the disposition of such shares. According to the terms of the power of attorney, the Dotans are required to give notice of not less than 90 days to (i) revoke the power of attorney, thereby acquiring the ability to vote the shares of BRYN; and (ii) dispose of the shares of BRYN. Mr. Yossi Ben Shalom holds his shares of DBSI through his control of White Condor Holdings Ltd. and Pulpit Rock Investments Ltd. The address of DBSI is 85 Medinat Hayehudim Street, Herzliya 4676670, Israel.

(4)	Includes 375,000 currently exercisable options granted under our stock option plan. The options expire between June 2024 to April 2026.

(5)	Includes 82,588 currently exercisable options granted under our stock option plan. The options expire between June 2024 to September 2025.

(6)	Includes 50,000 currently exercisable options granted under our stock option plan. The options expire in November 2025.

(7)	Includes 9,375 currently exercisable options granted under our stock option plan. The options expire in February 2025.

(8)	Includes 25,000 to currently exercisable options granted under our stock option plan. The options expire in between June 2025 to September 2025.

(9)	Includes 6,250 currently exercisable options granted under our stock option plan. The options expire in September 2025.

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I. APPROVAL OF PRIVATE PLACEMENT WITH DBSI

(Item 1 on the Proxy Card)

On November 28, 2018, we received and accepted offers from two leading Israeli institutional investors, Psagot and The Phoenix Insurance Company, to purchase 4,545,454 of our Ordinary Shares for gross proceeds of $12.5 million reflecting a price per share of $2.75 in a registered direct offering. At the same time, our Audit Committee and Board of Directors received and accepted an offer from DBSI to purchase 545,454 Ordinary Shares in consideration of $1.5 million (the same price per share as paid by the institutional investors), subject to shareholder approval, or the Private Placement.

Name	Shares/Percentage of ownership before the Private Placement	Shares/Percentage of Ownership after the Private Placement
DBSI Investments Ltd.	9,001,634/23.99%	9,547,088/25.08%

Following the Private Placement, DBSI will own more than 25% of our outstanding Ordinary Shares and voting rights. Our Audit Committee and Board of Directors have determined that the purchase price of the shares in the Private Placement is reasonable and represents market terms determined through the negotiations with the non-affiliated institutional investors. Our Audit Committee and Board of Directors have also determined that it is in the best interests of our shareholders that DBSI will own more than 25% of our voting rights.

It is therefore proposed that at the Meeting, the shareholders adopt the following resolution:

“RESOLVED, to approve the sale of 545,454 ordinary shares to DBSI Investments Ltd., as set forth in the Proxy Statement for the Extraordinary General Meeting of Shareholders of January 16, 2019.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

II. APPROVAL OF AMENDMENTS TO THE TERMS OF EMPLOYMENT OF OUR CHIEF EXECUTIVE OFFICER – MR. DOV SELLA

(Item 2 on the Proxy Card)

Mr. Dov Sella was appointed as our Chief Executive Officer on November 10, 2016. Prior to his appointment as CEO, Mr. Dov Sella served as our chief business development officer and previously as our chief operations officer.

Below is a summary of proposed new terms of employment terms of Mr. Sella:

Base Salary. As of January 1, 2019, or the Effective Date, and during the term of his employment, the monthly cost of employment of Mr. Sella will be NIS 130,000, reflecting a gross base monthly salary of approximately NIS 100,000.

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Award and bonus program. Mr. Sella will be entitled to an annual bonus of up to 6 monthly salaries in total, which will be calculated according to quantitative parameters weighted 25% per each parameter, as follows: (1) up to 1.5 monthly gross salaries if our net profit per share shall exceed $0.01, (2) up to 1.5 monthly gross salaries if our revenues in the calendar year meet the preliminary budget estimates and have shown a growth in revenues by at least 15% in comparison with the previous calendar year, (3) up to 1.5 monthly gross salaries if we meet a defined cash flow and cash reserves objective; and (4) up to 1.5 monthly gross salaries for meeting qualitative goals as defined for the CEO at the beginning of the calendar year. The criteria for each parameter and the amount of bonus to be paid (if any) for partial meeting of such criteria will be determined by the Board of Directors at the beginning of each calendar year and will also be based on our budget at the time.

The bonus amount shall be calculated once a year, within 30 days from the date of approval of the annual financial statements in respect of the past calendar year and for which the annual financial statements were prepared. If the employment agreement is terminated by either party, the CEO will be entitled to a bonus for the relative portion of the calendar year up to the date of the termination notice, in accordance with the relative share of the CEO’s duration of employment at the time.

The Board of Directors reserves the right to reduce the total annual bonus by up to 25%, based on its sole discretion and with respect to the various qualitative objectives defined, the degree of general satisfaction of the company with the CEO’s duties performed during the applicable year, and our general financial performance.

Pursuant to the Israeli Companies Law, our shareholders adopted a compensation policy and we are required to follow certain approval requirements with respect to the compensation of our directors and executive officers. The latest compensation policy was adopted on August 31, 2016 by our shareholders (the “Compensation Policy”). Any payment to the CEO will be subject to additional restrictions and conditions as set forth in our Compensation Policy.

Pursuant to the Israeli Companies Law, terms of employment of a company’s chief executive officer must be consistent with a company’s approved compensation policy and further require the approval of the compensation committee, the board of directors and the shareholders, in that order.

The proposed terms of employment of Mr. Sella were approved by our Audit Committee (in its capacity as Compensation Committee) and the Board of Directors for the following reasons:

(I)	Mr. Sella, who has been employed by the Company for 15 years in various management positions and has been serving as CEO for the past two years, has the knowledge, education, experience and skills required to serve as our CEO. The Audit Committee and the Board of Directors see great importance in continuing Mr. Sella’s employment as CEO of the Company. His deep knowledge of our field of activity and his great contribution to the expansion and development of our business during his service as CEO, including initiating, leading and managing strategic moves and significant transactions, contributed significantly to the company and to our shareholders.

(II)	Mr. Sella’s overall compensation is in line with the desire to encourage and preserve successful managers, including the CEO, and to reward them for their contribution and hard work, achieving our objectives, and advancing in both the short term and the long term the interests the company and our shareholders.

(III)	The threshold conditions for the CEO’s annual compensation and the maximum bonus amount are adequate, reasonable and serve our goals and policies from a long-term perspective, since the parameters used to determine the eligibility and amount of the bonus are closely related the profitability and performance of the entire company.

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(IV)	The Audit Committee and Board Of Directors were presented with comparable data of CEOs of companies with similar characteristics (e.g., market value, annual profit, stock exchange classification, equity) that indicate that the salary offered to Mr. Sella is reasonable to other executives in similar companies of the same size, and taking into account, Mr. Sella’s qualifications, responsibilities, dedication, expertise, professionalism, and the challenges we face.

(V)	The type of the CEO’s compensation, which includes a fixed monthly salary, an annual bonus based on objective criteria and the weight ratio between them (the ratio between the fixed and variable components), serves the company by linking the proposed compensation to our financial results, goals and long-term plans.

(VI)	The proposed terms of employment are consistent with the Compensation Policy. The compensation components offered to the CEO are within the relevant range determined in the Compensation Policy.

(VII)	The Audit Committee and the Board of Directors believe that the proportion between the terms of employment of the CEO and the salary of other employees, as well as the ratio to the average wage and the median wage of such employees, are reasonable and do not negatively affect our labor relations.

Mr. Sella’s other employment terms, as they were approved at an Extraordinary General Meeting of Shareholders held on January 15, 2017, remain unchanged:

Benefits. Mr. Sella is entitled to certain social benefits and perquisites (including those mandated by applicable law or granted to all senior employees of the Company). Such benefits include 22 working days’ vacation in each calendar year, recuperation payments, contributions to the managers’ insurance/pension fund (remuneration and severance) and contributions to the education fund. Mr. Sella is also entitled to the use of a company car, a cellular phone and a laptop computer as well as other benefits and perquisites consistent with the Compensation Policy and our guidelines.

Equity –Based Compensation. In addition to the options to purchase 131,250 Ordinary Shares that were granted to Mr. Sella on June 14, 2016, Mr. Sella received additional options as follows: (i) options to purchase 68,750 Ordinary Shares at an exercise price of $1.16 per share that will vest equally over a period of four (4) years and (ii) options to purchase 150,000 Ordinary Shares at an exercise price of $1.16 per share. As these options are granted in lieu of 99 vacation days that are accrued and redeemable for the benefit of Mr. Sella, these options are fully vested.

Release, Indemnification and Insurance. As provided by the Compensation Plan and as previously approved by the shareholders, our Company releases all directors and executive officers from liability and provides them with indemnification to the fullest extent permitted by law and by our Articles of Association. In addition, our directors and executive officers are covered by directors’ and officers’ liability insurance policies. Mr. Sella has similarly been provided with the above.

Termination Arrangement. Mr. Sella and the Company will each be entitled to terminate the employment agreement, for any reason, by giving ninety (90) days of prior written notice of such termination (the “Notice Period”), other than termination for cause that may be immediately effected by the company. We may waive the services of Mr. Sella during the Notice Period or any part thereof, provided we pay him his base salary and benefits for the balance of the Notice Period. The Company and Sella, respectively, agreed to be bound by the general settlement authorized as of 9.6.98 pertaining to the payment to the benefit of pension funds and insurance funds, in place of severance payment in pursuance of Section 14 of the Severance Pay Law, 5723-1963.

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In November 2017, our shareholders approved the grant of additional options to Mr. Sella as follows: options to purchase 500,000 ordinary shares at an exercise price of $2.96 per share that will vest ratably over a period of four (4) years. This grant also remains unchanged.

In June 2018, our shareholders approved the grant of additional options to Mr. Sella as follows: options to purchase 500,000 ordinary shares at an exercise price of $2.32. 25% of such options shall vest after 12 months and 75% of the options will vest in twelve (12) equal quarterly installments. This grant remains unchanged as well.

It is proposed that at the Meeting, the shareholders adopt the following resolution, which our Board of Directors believes to be in the best interests of our Company and our shareholders:

“RESOLVED, that the terms of employment with Mr. Dov Sella in connection with his service as the chief executive officer of the company, as detailed in the Proxy Statement for the Extraordinary General Meeting of Shareholders of January 16, 2019, effective as of January 1, 2019, are hereby ratified and approved.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a personal interest in the resolution and who participate in the voting at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the resolution do not represent more than 2% of the total voting rights in the company.

We may approve these new terms of employment even if they are not approved by the Shareholders, provided that each of the Audit Committee (in its capacity as Compensation Committee) and the Board of Directors has re-approved the terms, and gives detailed reasoning for their determination following a new discussion and taking into account the rejection by the Shareholders.

By Order of the Board of Directors,

Yossi Ben Shalom
Chairman of the Board of Directors

Dated: December 5, 2018

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